UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Peltz, Nelson
   Triarc Companies, Inc.
   280 Park Avenue
   New York, NY  10017
   USA
2. Issuer Name and Ticker or Trading Symbol
   MCM Capital Group, Inc.
   MCMC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 28, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
 Common Stock              |      |    | |                  |   |           |603,787(1)         |(I)(3)|(1)                        |
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                           |      |    | |                  |   |           |581,310(2)         |(I)(3)|(2)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Common Stock Warrants |$0.01   |(4)  |(J) | |42,828     |A  |Immed|10/31|Common Stock|42,828 |       |42,828 (4)  |(I)|(3)(4)      |
(right to buy)        |        |     |    | |           |   |.    |/05  |            |       |       |            |   |            |
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Series A Senior Cumula|$0.50   |2/22/|(P) | |3,616,810  |A  |Immed|     |Common Stock|3,616,8|$5.00  |3,616,810(5)|(I)|(3)(5)      |
tive Participating Con|        |02   |    | |           |   |.    |     |            |10     |       |            |   |            |
vertible Preferred Sto|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ck                    |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) All such shares are held by Madison West Associates Corp. ("Madison West"), a wholly-owned subsidiary of Triarc Companies, Inc. ("Triarc"). Mr. Peltz is an officer, director and significant stockholder of
Triarc.
(2) All such shares are held in the Nelson Peltz Children's Trust (the "NP Trust"), an entity in which Mr. Peltz is a trustee.
(3) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(4) Represents proportionate share of warrants to purchase an aggregate of 250,000 shares of Common Stock of the Issuer that were granted to CTW Funding, LLC ("CTW") on October 31, 2000,
March 13, 2001, March 23, 2001, June 30, 2001 and September 30, 2001 in
consideration for CTW extending a secured credit facility to a wholly-owned subsidiary of the Issuer. Madison West and the NP Trust are members of and hold the following respective interests in CTW:
8.729% and 8.4%. It is expected that CTW will be dissolved within 60 days from the date of this report.
(5) Represents 174,566 and 187,115 shares, respectively, of Series A Senior Cumulative Participating Convertible Preferred Stock purchased by Madison West and The Peltz Family Limited
Partnership, an entity in which Mr. Peltz is a General Partner. Each share of the Preferred Stock is convertible at the option of the holder at any time into shares of the Issuer's Common Stock at a conversion price of $0.50 per share of Common Stock, subject to customary anti-dilution adjustments.
SIGNATURE OF REPORTING PERSON
Nelson Peltz
DATE
March 11, 2002